SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of July 2003
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|      Form 20-F          |_|    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes                |X|    No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated June 9, 2003.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's press release dated July 1, 2003.



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ELBIT SYSTEMS LTD.
                                              (Registrant)


                                              By:/s/ Arie Tal
                                              ----------------------------------
                                              Name:  Arie Tal
                                              Title:  Corporate Secretary

Dated:  July 3, 2003.

                                  EXHIBIT INDEX

    EXHIBIT NO.         DESCRIPTION
    -----------         -----------

        1.              Press release dated June 9, 2003.

        2.              Press release dated July 1, 2003.

                                    EXHIBIT 1
                                    ---------


Elbit Systems Receives $47 Million Contract from the Israeli Ministry of Defense
--------------------------------------------------------------------------------
for the Supply of UAV Systems to Israel Defense Forces
------------------------------------------------------

Monday June 9, 6:39 am ET

HAIFA, Israel, June 9 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (Nasdaq: ESLT
- News), today announced that it has received a $47 million contract from the Israeli Ministry of Defense for the supply of Unmanned Airborne Vehicle (UAV) systems to Israel Defense Forces (IDF). The contract is to be performed over a three-year period.

Elbit Systems, through its subsidiary Silver Arrow, is the primary supplier of advanced tactical UAV systems to the IDF. The new contract follows a UAV project for the IDF that was successfully completed by Silver Arrow.

Joseph Ackerman, President & CEO of Elbit Systems, commented on the award: "UAV systems, which are one of our core businesses, have recently received high priority in the defense market in light of the new defense needs and lessons learned from the recent conflicts in Afghanistan and Iraq. The proven capabilities and extensive experience that Elbit Systems has acquired in the area of advanced UAV systems, have contributed to the award of this new contract."

Silver Arrow's UAV systems are based on the Hermes family of tactical UAV's including the Hermes 450, Hermes 180 and Hermes 1500 as well as Elbit Systems' capabilities in UAV related systems -- electro optical payloads developed by El-Op, command and control ground stations, communications systems and advanced training systems.

Elbit Systems will present its line of tactical UAV systems in the Paris Air Show on June 15 through 22.

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                    EXHIBIT 2
                                    ---------

Elbit Systems Strengthens its Presence in Europe; Acquires O.I.P. in Belgium
----------------------------------------------------------------------------
from Delft Instruments
----------------------


Tuesday July 1, 6:42 am ET

HAIFA, Israel, July 1 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (Nasdaq: ESLT
- News) today announced that through its subsidiary Elop Electro-Optics Industries Ltd. (El-Op), a leading company in the field of electro-optic systems, it has acquired Optronics Instruments & Products N.V. (O.I.P.) based in Oudenaarde, Belgium, from Delft Instruments, N.V. based in the Netherlands.

O.I.P. develops, manufactures and supports electro-optical products, mainly for the defense and space markets. O.I.P., which employs approximately 50 employees, has established long-term relationships with customers in Belgium, other European countries and international customers.

The acquisition of O.I.P. provides Elbit Systems with enhanced access and support to its customers in Europe and strengthens the Company's presence in this important market.

Joseph Ackerman, President and CEO of Elbit Systems, noted: "The acquisition of O.I.P. is in line with our strategy of growth through mergers and acquisitions of complementary companies with high synergistic value. I believe that O.I.P. will significantly enhance our business base in Europe, expand our cooperation with other European industries and provide better support to our customers in NATO and other European countries."

About Delft Instruments N.V.

Delft Instruments N.V. is an international company in the field of medical and industrial equipment & integrated solutions. Delft Instruments employs some 1200 people, is listed on EURONEXT Amsterdam and is included in the NextEconomy segments. The company has a turnover of 200 million Euros.
www.delftinstruments.com

About Elbit Systems

Elbit Systems Ltd. is an international electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

     Contact:

     Arie Tal, Corporate Secretary     Marilena LaRosa
     Ilan Pacholder, VP Finance        The Anne McBride Company
     Elbit Systems Ltd                 Tel: 212-983-1702
     Tel: 972-4 831-6632               Fax: 212-983-1736
     Fax: 972-4 831-6659               mlarosa@annemcbride.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.